FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	"Q1 2008 sales: Capturing opportunity in expanding markets"
Press Release:	"Syngenta holds Annual General Meeting"

Filed herewith are press releases related to Syngenta AG. The full text of the press releases follow:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Sarah Hull USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Jonathan Seabrook Switzerland +41 61 323 7502 USA +1 202 737 6520

Basel, Switzerland, 22 April 2008

Q1 2008 sales: Capturing opportunity in expanding markets

Sales in the first quarter of 2008 increased by 20 percent at constant exchange rates (CER).  Reported sales benefited from the weakness of the dollar and were 28 percent higher at $3.8 billion.  Substantial volume growth was supplemented by a three percent increase in pricing.

In Crop Protection sales were 22 percent higher (CER) with a strong start to the Northern hemisphere season and continued momentum in Latin America.  Western and Eastern Europe both achieved high growth rates as growers prepared to step up usage intensity and increase plantings of corn as well as cereals.  In NAFTA, performance was driven by demand for wheat and corn fungicides and by strong growth in non-selective herbicides and professional products.  In Asia Pacific, emerging markets continued to expand rapidly and Australia saw more favourable weather conditions.

All product lines contributed to growth with the most notable performances coming from non-selective herbicides, driven by TOUCHDOWN® and GRAMOXONE®, and fungicides, led by a surge in sales of AMISTAR® for cereals and corn.  In selective herbicides, insecticides and professional products, recent launches played a key role with strong growth in AXIAL®, ACTARA® and CRUISER®; overall new product sales rose by 24 percent to $487 million.

Seeds sales were 13 percent higher (CER).  In the USA growth in soybean offset the impact of lower corn acreage, while corn sales expanded rapidly in Europe, Latin America and Asia.  Sales of diverse field crops reflected increased sunflower demand, notably in Eastern Europe.  In vegetables and flowers, strong growth in vegetables was augmented by the consolidation of Zeraim Gedera and Fischer.

While the first quarter growth rate is unlikely to be sustained throughout the year, the early momentum leads the company to expect that full year earnings per share* growth is likely to exceed 20 percent.

* Fully diluted, excluding 2007 non-recurring income, restructuring, impairment and share repurchase program.

Syngenta – April 22, 2008 / Page 1 of 3

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – April 22, 2008 / Page 2 of 3

Unaudited First Quarter Product Line and Regional Sales

Syngenta	3 Months 2008 $m	3 Months 2007 $m	Actual %	CER(1) %
Crop Protection	2674	2044	+ 31	+ 22
Seeds	1127	940	+ 20	+ 13
Business Development	2	1	+ 256	+ 256
Inter-segment elimination(2)	(14)	(28)	-	-
Third Party Sales	3789	2957	+ 28	+ 20

Crop Protection
Product line
Selective herbicides	775	636	+ 22	+ 12
Non-selective herbicides	305	184	+ 66	+ 57
Fungicides	776	577	+ 34	+ 24
Insecticides	404	317	+ 27	+ 20
Professional products	399	319	+ 25	+ 19
Others	15	11	+ 39	+ 36
Total	2674	2044	+ 31	+ 22
Regional
Europe, Africa and Middle East	1116	829	+ 35	+ 19
NAFTA	790	682	+ 16	+ 11
Latin America	380	231	+ 64	+ 64
Asia Pacific	388	302	+ 28	+ 20
Total	2674	2044	+ 31	+ 22

Seeds
Product line
Corn & Soybean	620	557	+ 11	+ 7
Diverse Field Crops	202	168	+ 20	+ 8
Vegetables and Flowers	305	215	+ 42	+ 30
Total	1127	940	+ 20	+ 13
Regional
Europe, Africa and Middle East	525	383	+ 37	+ 21
NAFTA	530	507	+ 4	+ 4
Latin America	33	20	+ 71	+ 71
Asia Pacific	39	30	+ 27	+ 17
Total	1127	940	+ 20	+ 13

(1)      Growth at constant exchange rates.
(2)      Crop Protection inter-segment sales to Seeds.

Syngenta – April 22, 2008 / Page 3 of 3

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Sarah Hull USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Jonathan Seabrook Switzerland +41 61 323 7502 USA +1 202 737 6520

Basel, Switzerland, April 22, 2008

Syngenta holds Annual General Meeting

At the Annual General Meeting of Syngenta AG, the 910 shareholders representing 27.90% of the total shares approved all the motions proposed by the Board of Directors.

Shareholders approved a dividend of CHF4.80 per share for the business year 2007, resulting in an increase of 26.3% in pay-out to shareholders. Shareholders also approved a reduction of the share capital through the cancellation of 3,848,410 shares, which the Company had repurchased in 2007 within the scope of the approved repurchase program.

Michael Mack, CEO of Syngenta, was elected as a new member of the Board of Directors. Martin Taylor, Peter Thompson, Rolf Watter and Felix A. Weber were re-elected to the Board.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

The speech of the Chairman, the presentation of the CEO and pictures of the Annual General Meeting can be found at www.syngenta.com/agm.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 22, 2008 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: April 22, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes